FILING PURSUANT TO RULE 425

Filed by Washington Group International, Inc..
Pursuant to Rule 425 under the Securities Act of
1933 and Deemed Filed under Rule 14a-12 of the
Securities Exchange Act of 1934

Subject Company:  Washington Group International, Inc.
Commission File No. 001-12054

Date:  May 29, 2007

Following is a transcript of a conference call held May 29, 2007, with the Company’s investors followed by the slides presented during the call.

URS-WNG Announcement Webcast

May 29, 2007

Corporate Speakers
•	Tom Hicks	URS	CFO
•	Martin Koffel	URS	Chairman, CEO
•	Steve Hanks	Washington Group International	President, CEO, Director
•	George Juetten	Washington Group International	CFO
•	Randy Wotring	URS	President, EG&G Division

•	Participants
•	Andrew Obin	Merrill Lynch	Analyst
•	Jamie Cook	Credit Suisse	Analyst
•	John Rogers	D.A. Davidson & Co.	Analyst
•	Scott Levine	JPMorgan	Analyst
•	Alex Rygiel	Friedman, Billings, Ramsey Group, Inc.	Analyst
•	Richard Paget	Morgan Joseph & Co., Inc.	Analyst
•	Andy Kaplowitz	Lehman Brothers	Analyst
•	Steven Fisher	UBS	Analyst
•	Chris Gutek	Morgan Stanley	Analyst
•	Charles Bingberg	Columbia	Analyst

PRESENTATION

Operator:  Good morning and thank you for joining us today to discuss URS Corporation’s acquisition of Washington Group International.

The presentation this morning will follow the slides that are available online at www.urs-wng.com and both companies’ websites.

You are encouraged to view those slides during this morning’s conference call.

(OPERATOR INSTRUCTIONS)

I would now like to turn the presentation over to Mr. Tom Hicks, Chief Financial Officer of URS. Sir, you may begin.

Tom Hicks:  Well, thank you, operator.

With me today are the executive teams from both companies, including Martin Koffel, Chairman and CEO of URS; Steve Hanks, President and CEO of Washington Group International; George Juetten, CFO of Washington Group; Steve Johnson, Senior Executive Vice President of Business Development of Washington Group; Tom Zarges, Senior Vice President of Operations of Washington Group; Gary Jandegian, President of the URS Division of URS; and Randy Wotring, President of the EG&G Division of URS.

And before we get started, I’d like to turn your attention to the language with regard to forward-looking statements found on slide two.

In addition, certain matters discussed today, including the timing of and satisfaction of conditions of the merger, whether any of the anticipated benefits of the merger will be realized, future revenues; future net income; future cash flows; future competitive positioning and business synergies, future acquisition cost savings; future expectations that the merger will be accretive to GAAP and cash earnings per share; future market demand; future benefits to stockholders; future debt payments; and future economic and industry conditions are forward-looking statements that are subject to risks and uncertainties.

Actual results could differ materially from those anticipated in these forward-looking statements as a result of a number of factors including the risk factors found in our latest SEC period file. And we are under no obligation to update any forward-looking statement discussed today.

Today’s call will also include a discussion of certain non-GAAP financial measures, such as EBITDA.

A reconciliation schedule of the non-GAAP financial measures to GAAP numbers can be found at the end of this presentation.

I would also like to draw your attention to the disclosure information on slide three, related to where investors may find additional information about the transaction.

With that complete, I’ll ask you to turn to slide four and I’ll turn the call over to Martin Koffel. Martin?

Martin Koffel:  Well, good morning and thank you for joining us at short notice.

We’re frankly very excited to be with you this morning to announce the culmination of URS and Washington Group International, which will create a diversified single source provider in the engineering construction or the E&C market.

And we believe this is a compelling transaction that should have significant benefits to the stockholders of both companies.

The Company will be one of the few fully integrated E&C firms capable of serving the entire project delivery chain from initial planning, engineering, and construction of a project to operations and maintenance.

Clients across our public and private sector markets increasingly are looking for single source providers to meet their complete needs.

And with this transaction, URS will be able to address this demand for comprehensive solutions on large complex global assignments.

In addition, the transaction will enhance the capabilities of both companies in the rapidly growing infrastructure and power markets.

In the power market, the combined Company will offer a full range of integrated E&C services for coal, fire, gas and nuclear plants.

And the Company will have one of the largest teams of nuclear scientists and engineers in our industry, enabling us to address the anticipated increase in investment in nuclear energy facilities.

And the combination will also enhance the leading positions of both companies in the flue gas desulfurization market.

In the infrastructure market, we’ll be positioned to meet growing demand for fully integrated services on large-scale projects, including complex transportation and water and wastewater assignments.

We will serve the U.S. infrastructure market through a network of offices throughout the United States. We’ll also be a major Federal contractor, including a leading service provider to the Departments of Energy and Defense.

The combined Company will be among the leaders of our industry in terms of scale and geographic reach, with 54,500 employees and projects in more than 50 countries.

Now, based on previously issued guidance for both companies, we estimate that the combined entity would have 2007 revenues of approximately $8.6 billion.

We expect that the transaction will enhance the Company’s financial position, including cash flow.

At $425 million, our combined 2006 EBITDA would rank us as second among publicly traded E&C companies. Now, you’ll find a reconciliation of EBITDA to net income at the end of the presentation.

And we’ll have a combined backlog exceeding $11 billion to support future growth.

If you now turn to slide five, this slide details the terms of the transaction.

Washington Group stockholders will receive $43.80 in cash and 0.772 shares of URS common stock for each Washington Group share.

Based on URS’s closing price on May 25, 2007, this consideration is valued at $80.00 for each Washington Group share for an aggregate consideration valued at approximately $2.6 billion. And the implied consideration mix is 55% cash and 45% stock.

At post-closing, Washington Group stockholders will own approximately 31% of URS.

And financing for the cash portion of the transaction is fully committed and the stock portion of the transaction is structured to be tax-free to Washington Group stockholders.

And the transaction is subject to the approval of both URS and Washington Group stockholders, to regulatory approvals, and other customary closing conditions. And we expect to complete the transaction in the second half of this year.

And turning to slide six, now I realize that some of the Washington Group stockholders on the call may not be fully familiar with our Company, URS.

So, let me take a moment to tell you about it. URS is one of the largest engineering design firms in the U.S.

We’re also a major provider of engineering, construction management, technical and operations maintenance services to the Federal government and particularly to the Department of Defense.

As I shall note in a moment, we have a long successful track record in building our business in growth market through acquisitions.

We have successfully integrated four major acquisitions in the past 11 years, three of which doubled our size at the time.

Our two divisions, the URS division and the EG&G division, had combined 2006 revenues of $4.2 billion, and EBITDA of $257 million, and net income of $113 million.

The Company is headquartered in San Francisco and has 29,500 employees in the U.S. and over 20 countries world-wide.

And turning now to slide seven, a key strength of URS has been our ability to anticipate change in our markets, build for the future, and capitalize on opportunities for our stockholders.

In the early 1990s, URS was a small engineering firm with slightly over $100 million in annual revenues and less than 1,000 employees.

And over the next decade, the current management team built URS through a culmination of organic growth and strategic acquisitions.

Firstly, in 1996, we acquired Greiner Engineering, which doubled our size and gave us increased expertise in the transportation sector.

Now, this sector was soon to benefit from the passage of landmark federal funding programs for highway and airport projects.

In the next year, 1997, we added Woodward-Clyde, again doubling our size and giving us relationships with more than half of the Fortune 500.

And then, in 1999, we acquired the Dames & Moore Group, again doubling our size and expanding our position overseas.

Now, this transaction also added to our Fortune 100 client base and increased our exposure to growing mass transit market.

And then, 2002, we acquired EG&G, increasing our exposure to the rapidly growing demand for system engineering, technical assistance and O&M or operations and maintenance, for the Department of Defense.

The combination with Washington Group is the next logical step for URS. It increases our capabilities in the growing power and infrastructure markets.

It allows us to meet client demand for single source providers and it expands our scale and ability to form large and complex E&C assignments globally.

Now, with that explanation of the strategic and financial rationale, I shall turn the call over to Steve Hanks, who is President and Chief Executive Officer of Washington Group International. Steve will discuss Washington Group’s business and markets.

Steve Hanks:  Thank you, Martin, and good morning, everyone. Turning to slide eight, this is an exciting day for both Washington Group and URS.

We’re very proud of the Company we have built at Washington Group and are thrilled to be joining URS, a Company we have known and respected for many years.

These two companies bring complementary expertise and services that make this transaction a compelling strategic fit.

We are pleased that Washington Group stockholders will have the opportunity to benefit from the combined companies’ significant upside potential.

The new Company will be a stronger player in the E&C space, well positioned for growth and capable of meeting the full range of project needs. Simply put, these are two world-class companies that will be even stronger together.

Slide eight provides information about Washington Group for those URS stockholders who may be less familiar with the Company.

We are an integrated engineering construction and management services firm with a leading presence in key growth markets such as infrastructure and nuclear and fossil power.

We are also a leading contractor to the U.S. Department of Energy and we have a strong — and we have strong positions in the defense, industrial/process, and mining sectors.

In 2006, we had revenues of $3.4 billion, EBITDA of $168 million, and net income of $81 million.

Washington Group has 25,000 employees representing top talent in their areas of expertise and we operate in 30 countries.

Now, turning to slide nine, slide nine provides additional information on our business segments, including the 2006 year-end backlog for each business and specific services provided by each.

I will not go through the entire slide, but will make a couple of observations.

First, the power and infrastructure segment, which combined accounted for 40% of our sales last year, had an aggregate backlog of over $2 billion at the end of 2006.

We believe that this, combined with positive market trends, should support future growth — strong future growth — in these two businesses. We also have a strong backlog in our industrial and process business.

Our industrial/process business unit is a single source provider of integrated E&C, operations and maintenance, logistics and program management services.

The $1.2 billion backlog is indicative of increasing demand for comprehensive solutions from our clients.

Now, turning to slide 10, if you take a look at this chart, these are the fastest growing global markets we have seen in a number of years.

Over the next 10 years, the UK nuclear cleanup program is estimated at $30 billion. An estimated $100 billion will be spent on new commercial nuclear power investments. $60 billion will be spent on oilsand development projects. New mining projects are estimated at $160 billion.

Oil and gas development investment is estimated at $2 trillion. And estimated infrastructure spending is set at $3.6 trillion.

In oil and gas, we are currently a niche player and that is meaningful because it is a very large market and dollars are ready to be spent right now. We are actively pursuing a number of major opportunities in this market.

Our technology capability and relevant resume of experience includes gas oil separation, sulfur recovery, midstream processing and gas delivery and we are moving up — and we are moving into such strategic growth areas as LNG, GTL, and oilsands.

The UK nuclear cleanup represents another major opportunity for our business.

This program is estimated at $30 billion over the next 10 years and $100 billion over the next 50 years.

We expect that it will drive demand for a range of service including nuclear decommissioning, waste reprocessing, remediation, and facility management, all of which we provide.

We are currently bidding on a number of major contracts under this program.

Obviously, with $3.6 trillion expected to be invested in infrastructure over the next decade, this market represents another major opportunity.

Combined with URS, we will be even better positioned to benefit from this growth. URS and Washington Group are indeed a logical fit, not only from a business perspective, but culturally as well.

The companies share the same values and management philosophies, including a service-oriented culture, a conservative view towards risk, a keen focus on professional development and workplace safety and strong corporate government policies and dedication to financial transparency.

We look forward to entering the next chapter of our history together.

Now, I’ll turn the time back over to Martin, who will provide an overview of the combined Company.

Martin Koffel:  Well, if you’ll now turn to slide 11, as you can see, the combined Company will be a major participant in the E&C market.

Based on both companies’ previously issued guidance, we estimate that we would have combined 2007 revenues of approximately $8.6 billion.

And the charts on the next slide, slide 12, show where the combined Company ranks amongst its publicly traded E&C peers.

The companies’ combined 2006 revenues are the fourth highest amongst its publicly traded E&C peers.

The companies’ combined 2006 revenues are the fourth highest amongst its public E&C peers, while the combined EBITDA is the second highest. And this scale gives us the resources to successfully pursue larger, more complex projects.

And turning now to slide 13, as I noted the combined Company will deliver a complete range of E&C services from front-end engineering to operations and maintenance.

We will be well position to capitalize on increased demand for single source suppliers.

For example, in the transportation market, customers have moved away from design bid build to design build contracting. And example of this is the East Side light rail project in Los Angeles.

In the private sector, companies are procuring services in an EPC bundled fashion as opposed to separate engineering and construction procurements — an example of this is the [Decutta] gas project.

Moreover, the transaction enhances our capabilities in high growth markets. In infrastructure and transportation, we will have a stronger presence in all U.S. metropolitan areas.

In power, the transaction builds on our capabilities in all of end markets including fossil fuel, power generation, flue gas desulfurization, nuclear plant life extensions, maintenance services and nuclear power generation.

In the Federal sector, we will be better positioned to win the increasing number of large bundled Department of Defense contracts.

And in the oil and gas industry, we’ll have a broader exposure to international oil and gas producers.

Slide 14 provides information on the expected capital structure for the combined Company. At closing, the Company’s estimated debt will be $1.5 billion.

URS will finance this through funding from Wells Fargo Bank and Morgan Stanley as well as from cash on hand.

We have structured the transaction to include 45% equity in the form of URS shares.

This allows us to keep debt to total capitalization at 37%. And the estimated debt to EBITDA ratio at 3.2 times is very manageable.

And given the significant combined free cash flows we expect, it is also lower than the leverage levels in URS’s past transactions.

URS remains committed to deleveraging and maintaining a strong balance sheet. And those of you who have followed URS know that we have demonstrated our ability to delever following every strategic acquisition.

In fact, since our acquisition of EG&G in 2002, we have repaid over $780 million of debt, lowering our debt to total capitalization ratio from 58% at the end of 2002 to just 10% at the end of 2006.

And turning to slide 15, we anticipate a smooth integration process.

As I noted earlier, URS has a history of successfully integrating acquisitions and I consider that to be a key strength of our Company.

Washington Group International will become a new division of URS and will continue to be based in Boise, Idaho.

The management teams are jointly developing a transition plan and we’re keenly focused on making this a seamless transaction for our customers.

The corporate best practices will be taken from both companies and applied to the combined operation — corporation.

URS expects to achieve annual pre-tax cost synergies of $50 million to $55 million in 2008. And slide 16 provides the expected financial benefits of the transaction.

We expect the transaction to be accretive to cash EPS in 2008 and beyond, mutual to accretive to GAAP EPS in 2008 and accretive to GAAP EPS in 2009 and beyond.

Now, we’ve not included the revenue synergies expected through the acquisition.

The combined Company will have a backlog exceeding $11 billion and industry leading EBITDA and cash flows.

Turning now to slide 17, to summarize, we believe this is a strategically and financial compelling transaction for the stockholders of both companies and that it positions us for accelerated growth.

The combination of URS and Washington Group creates a diversified single source engineering and construction services Company and together we’ll be better positioned in the power and infrastructure markets.

We’ll be able to offer full service capabilities and have a very strong financial profile. We’re very excited about the combination and we look forward to discussing it further.

Now, this concludes our presentation remarks for today and now we’d be pleased to respond to any questions you might have. Operator?

QUESTION AND ANSWER SESSION

Operator:  (OPERATOR INSTRUCTIONS) And our first question, we’ll hear from Andrew Obin with Merrill Lynch.

Andrew Obin:  Good morning. Just a question. You noted potential revenue synergies and I was just wondering if you could talk in a little bit more detail about where would those come from?

Tom Hicks:  Good morning, Andrew. It’s Tom Hicks. How are you?

Andrew Obin:  Hi. How are you?

Tom Hicks:  Well, the two areas, I think that are most obvious are in the power markets and in the infrastructure markets.

As you know, we’re both very active in the power markets and we, in our history, have built a small, but very nice business sin FGD area. We have — we have not been able to fully exploit the opportunities there.

With the combination, we think, and the expertise and history of the Washington Group, we’d be a strong position to take advantage of opportunities that we see and they see. And jointly, we can grow that market much faster than we’re growing today.

Martin Koffel:  Andrew, in the last four acquisitions, we had cost saving synergies. We achieved our targets in each of the four cases. We did not initially plan or project the revenue offside from the combination.

But the strategic strength of those acquisitions, in every case, was proven by the revenue synergies that subsequently came.

Tom Hicks:  The other side, the infrastructure side, as you know, we have a network of a couple of hundred offices throughout the U.S. and effectively have a presence with every state department of transportation and every major municipal area in the country as well.

We think that marketing position — that position in the marketplace and bringing Washington Group’s demonstrated history of operating in that marketplace is also going to give us a great opportunity to grow that business faster as well.

And Steve, I think, will comment as well.

Steve Hanks:  Andrew, this is Steve Hanks.

I just have one comment that I would add and that is that, in the oil and gas market, both of our companies have relatively small positions, but together we substantially increase our footprint in that market and increase our ability to address the customers that we pursue.

That is, the big oil and gas customers.

The URS Company has these master service agreements with the oil and gas companies that are very valuable and will enhance the ability of us to bring our engineering procurement and construction services to those companies through those master service agreements and the relationships that have been built with those oil companies over a long period of time.

Martin Koffel:  To get to the logic of our strategy, we’ve always had these great franchises with the world’s multinational oil companies. We’ve always felt that the technical services that we offer are a bit narrow.

They’re being confined to engineering and, substantially, on the environmental side. We can now offer a very broad offering and we think our clients can be very excited about that.

Andrew Obin:  Thank you very much.

Operator:  And next we’ll move to Jamie Cook with Credit Suisse.

Jamie Cook:  Hi. Good morning and congratulations. I guess I need a new question.

And I guess, when I think about URS historically, you guys are known as better executors and the guys with higher margins in the industry. And with Washington Group, you certainly get higher growth in your full EPC contractor.

But to play devil’s advocate, one could also say this introduces more risk into — the combined companies have more risk than you are as a stand-alone Company because one, you’re in construction and, two, you’re in power, which is a market that typically went fixed price.

So, I guess, how do you think about the risk profile of the combined companies?

Martin Koffel:  Well, you know, we’ve discussed openly for a long time our interest in the construction side. But our hesitancy about the kind of operating risks you’re talking about. One of the powerful attraction of the Washington Group, in particular, for us and which led this along is that both companies share common risk profiles.

If you look into the Washington Group’s backlog today, 83% of the backlog, which is to say 83% of the [Ford] revenue is cost plus, not fixed price.

And the fixed price work is historic work from another era that they’re working off.

So, there’s a similar view of the risks of fixed price and a similar attraction in the Washington Group management to cost plus. And I think the two profiles and, if you like, the risk psychology of both management teams is a very close mesh.

And so, we’ve always said we’re interested in construction, but only if the risk profile is right and if we could get a team with real expertise. We think this is an absolutely world-class team.

We’d put them in the top few companies in the world in terms of execution ability. This team’s coming in to form this new Company and with a backlog that has a comfortable risk profile for us.

Jamie Cook:  But as you think about the nuclear market, when you guys are going after that market, I mean, do you think — I mean, would you go after that on a fixed price or cost plus basis — those projects that are out there?

Steve Hanks:  Jamie, this is Steve Hanks. Just to give you a little bit of background on Washington Group and what has happened over the last few years.

Five years ago, 50% of our work was fixed price, and today, of the $9.5 billion of contracts that — or work that we have to go under contracts, 83% of that is cost reimbursable or target price, where only the fee is at risk. But otherwise, we don’t take risk beyond that.

It is our expectation that, as the new nuclear market emerges, those utilities and those customers will be comfortable with target price contracts. And those are, indeed, the kinds of programs that we are talking to them about today.

And just to make sure that we’ve all got the vernacular right, target price means that the owner or the utility covers all the costs of the program and what we do as a contractor is that we will put some, but not all of our fee at risk to assure that we can meet their budget — their budget limitations and their scheduled deadlines.

We have found that to be a very nice balance of risk and reward between us and the customers and that’s what we’re looking for as that market emerges.

Martin Koffel:  One of the things that has impressed us, Jamie, is not just the Washington Group’s ability to assess risk, but they’re very sophisticated at pricing the risk and know exactly how much of their fee to put at risk and what the price ought to be to offset that.

And that’s a discipline that we will quickly embrace as a combined Company.

Jamie Cook:  Great. Congratulations.

Tom Hicks:  Thanks, Jamie.

Operator:  And next, we’ll move to John Rogers with D.A. Davidson.

John Rogers:  Hi. Good morning and congratulations. Busy weekend. I was just wondering, Martin, could you talk a little bit, or Steve, about the cost synergies and how much concern do you have in terms of just retention in this kind of market?

Tom Hicks:  Hey, John. It’s Tom Hicks. How are you?

John Rogers:  Hey, Tom.

Tom Hicks:  Let me take that first and then others can add to that. On the cost side of synergies, we talked a little bit about the revenue synergies earlier.

John Rogers:  Right.

Tom Hicks:  We have two very large public companies with all the attendant infrastructure and costs necessary to operate the public markets. Two Boards of Directors, two sets of outside auditors, SOX compliance, et cetera, et cetera.

Obviously, that’s the first place we attack as we look at cost synergies. We also have an opportunity to integrate functional activities like the IT departments, for example, which will offer also great opportunities to save money.

And then, finally, we think there’s, from a purchasing standpoint, as we purchase services from third party vendors, we’ll have a lot more leverage in the marketplace and we should get better terms and better conditions on those opportunities.

We have some regional offices that operate within stone throws of each other. And obviously, there’s opportunities to combine those offices and get savings. And then, one thing I want to just leave you with —

John Rogers:  Tom, would you — could you throw out a number on what that potential savings is?

Tom Hicks:  Yes, we think the — right out of the box, we think that we’re targeting $50 million to $55 million of indirect cost savings as part of this transaction, John. That, by the way, is less — is about 0.5% of our potential revenue in ‘09.

So, it’s a very modest target for us. And the last thing I want to make sure everyone understands on the call is we’re both facing tremendous demands for hiring new people.

We have — we’re in a growth market and an up cycle and we need talented people. So, I just wanted to make sure everyone understands that.

Martin Koffel:  Just in terms of commenting on the $50 million to $55 million, proportionately, that’s the lowest cost synergy target that we’ve had in any of the acquisitions.

When we acquired Dames & Moore in 1999, URS was about $970 million and Dames & Moore was $1.05 billion.

And our cost savings target, which we comfortable achieved, was $30 million. So, this is not aggressive.

John Rogers:  Okay. Thank you.

Tom Hicks:  Thanks, John.

Operator:  Next, we’ll move to Scott Levine with JPMorgan.

Scott Levine:  Good morning.

Tom Hicks:  Hi, Scott.

Scott Levine:  I was wondering if you’d be able to talk a little bit about the cash flow you need.

You mentioned in the past, obviously, the engineering services model, that you can support a higher debt burden than your more integrated peers. You’re now going to become more integrated yourselves.

Do you have any updated thoughts as to the levels of financial leverage you’re comfortable with, given the new Company?

Tom Hicks:  Yes, Scott. It’s Tom Hicks. Let me just make one comment about that. We, as you might remember and I think you’ve written about it, when we did the EG&G acquisition in ‘02, our debt level peaked out at close to $1 billion on a company that was about $1 billion smaller than it is today before this transaction.

So, just stepping back for a minute, if you think about $1.5 billion of debt carried on this company, we think the URS Corporation alone could carry that much debt because of our cash flow, which is north of $250 million — or EBITDA north of $250 million annually and growing.

So, therefore, from our perspective, this is a very modest leverage level. It’s about 37%, as we said earlier.

And if you look at the combined EBITDA of the Company, which is going to be around $500 million going forward, you have a significant amount of cash flow.

And this model, given the base of URS business at $4.7 billion in this combined entity is going to continue to throw off cash and provide an opportunity for us to pay this debt down very quickly.

Scott Levine:  Okay. One other one quickly and this is with regard to — you mentioned process and engineering, obviously, being one of the areas of interest from an acquisition standpoint and Washington Group is focused on the niche areas of oil and gas.

Does the combined entity give you all of the resources and capabilities to do all the things you want to do in oil and gas or could there be more niche deals forthcoming.

Or is there additional work required to get you to where you want to be in the oil and gas market?

Steve Hanks:  Scott, this is Steve Hanks. We think that the combined resources of the two companies certainly enhances our position in the oil and gas industry.

The relationships that URS has through these master service agreements is extremely valuable to what we bring in terms of EPC skills to the oil and gas industry so that we can build on what each of these companies have produced.

Together, we will not be as big as some of the other companies serving the oil and gas industry and so we’ve got room to grow. And that, actually, is a good thing. That is a huge market.

And even at the size that we will be, the opportunities for us to grow the business and to grow faster together are actually very good. And so, we remain optimistic.

And whether other opportunities might come to us, as we continue to build that business, it’s just something we’re going to have to watch for.

Tom Hicks:  Yes, Scott, Tom Hicks. I — we will, very quickly, I’d say, within a short period of time, be in a position to do small targeted niche acquisitions, which would be tuck-in type things that offer us targeted opportunities to attack certain markets or certain technologies that we need as we will this portfolio out.

Martin Koffel:  The first goal is to start the integration and then, in parallel, as we’ve done four times in the past, start an aggressive deleveraging program.

Scott Levine:  Great. Thanks, guys. Congratulations.

Tom Hicks:  Thank you.

Operator:  And next we’ll hear from Alex Rygiel with Friedman, Billings, Ramsey.

Alex Rygiel:  Good morning and thank you very much.

To follow-up on one of the previous questions, based upon the two companies’ public guidance out there, can you quantify the free cash flow generation expected in 2007 before the synergies?

Tom Hicks:  Well, I can quantify the EBITDA very quickly for you. That number is very close to $500 million. It’s in the high $400 millions level, Alex.

And we’ll be filing some information here in the next 24 hours, which will have a detailed set of information — financial information, which will provide backup for that for you.

Alex Rygiel:  Great. And then, could you spend a few minutes talking about the background conversations between the two companies and then a little bit more color on the due diligence process of yours, Tom?

Tom Hicks:  Yes, I mean, I’ll — the companies, obviously, have known each other. It’s a small industry. We’ve been in touch with each other. We team on various programs together. So, we’ve known each other for quite some time.

And earlier this year, growing out of some discussions, it became pretty clear that the strategic value of a combination was very compelling. And we did a lot of work on that over the last few months and came to this — where we are today.

As far as the — as far as due diligence, obviously, as Martin mentioned, we’ve done several large transactions and we have a very — a very well-vetted process there and an extensive process and we spent quite a bit of time on diligence and feel very comfortable that both companies understand each other’s positions and potential risks.

So, we’re very comfortable with that. I think Martin had a comment on the discussions.

Martin Koffel:  Yes, I think I indicated in the first quarter earnings call that with the deleveraging progressing to well down to 10% debt, we were starting to think about enhancing our growth and explained that we always go down two roads at once looking for the small add-ons or [both-ons], but always looking for the transformational opportunity that would take our five-year goals and bring them forward to sort of more or less an instant program. And this was a pretty natural progression.

Steve and I started to talk a few months ago because we knew each other well. We’ve done work with the Washington Group.

We felt that — I mean, there’s some very fine companies in our sector, but we felt that the Washington Group’s particular expertise in the markets we were interested in — the oil and gas and energy — and what we could do together in infrastructure, was particularly compelling.

The cultures of the management are highly compatible. And as I said in answering Jamie Cook’s call, we are particularly attracted to the risk profile executed by this management team.

I mean, it’s one thing to say we wanted to add a construction EPC dimension. But it’s another to get that risk aspect right. And we feel pretty comfortable about it.

Alex Rygiel:  Thank you.

Operator:  And next we’ll move onto Richard Paget with Morgan Joseph. Please go ahead, Mr. Paget. Your line’s open.

Richard Paget:  Yes. Good morning. You guys, in the press release, mentioned some favorable tax attributes of Washington Group. I wondered if you could give us some more detail on that.

Steve Hanks:  We will call upon George Juetten, the CFO of Washington Group to respond to that question. George?

George Juetten:  For those of you who have followed Washington Group, you are aware that we have significant goodwill to be amortized and [pen wills].

All of those attributes will carry over to the combined companies. And there will not be any further limitations on the ability to utilize those.

We haven’t completed the analysis, but there may be something more that springs from this acquisition from the URS side.

Richard Paget:  Okay. Could you quantify that a bit more, just even in a ballpark sense?

George Juetten:  From the Washington Group perspective, we have been able to shelter, if you will, about $90 million a year of taxable income before we pay any Federal income tax. That’s the number that we’ll carry forward.

Tom Hicks:  It’s important to understand that that’s a cash flow item. If you look at tax rates, I think, historically, Washington Group has operated in the high 30%. We’ve operated around 42%.

On a blended basis, we think the two companies’ tax rate, for GAAP purposes going forward, will be around 41%. And we’re looking for opportunities, obviously, to aggressively get that down going forward.

Richard Paget:  Okay, thanks. I’ll get back in queue.

Operator:  And next we’ll move onto Alex Rygiel with Friedman, Billings, Ramsey.

Tom Hicks:  Hi, Alex.

Alex Rygiel:  I guess I get a second chance. Could you quickly comment on your conversations with your customers as well as your relationship with Mitsubishi and whether or not you talked to them prior to this and expand upon the opportunities going forward with Mitsubishi?

Martin Koffel:  Mitsubishi is a close strategic alliance for both companies, but they are ongoing third party. We did not discuss it before the announcement.

But they’ve obviously been briefed subsequent to the public announcement. Same with other important relationships that we have with other groups, such as the charter group in India.

Washington Group had its own relationship with Mitsubishi, which is complementary to the one that is enjoyed by URS and we think that has considerable potential. We believe that Mitsubishi will have a very favorable reaction to this announcement.

We also believe the [Tatar] group in India, which has important long-term potential for us, not just in South Asia, but globally, will have a similarly favorable reaction.

Alex Rygiel:  Thank you.

Operator:  And next, we’ll move to Andy Kaplowitz with Lehman Brothers.

Andy Kaplowitz:  Good morning, guys.

Tom Hicks:  Hey, Andy.

Andy Kaplowitz:  We haven’t talked a lot about the additional government exposure that you will get — URS — by acquiring Washington Group.

So, I guess I’m just interested in what opportunities you can have working with the U.S. government, with the combined scale of the Company.

And then also, Steve Hanks, if you could talk maybe about the Sellafield project and if the additional scale can help at all or what URS can bring to the table for you as you go for that contract.

Tom Hicks:  Well, on the federal government side, obviously, as you know, Washington Group — you know they are a major DOE contractor.

And it’s a — it brings something — we are not very active — the URS corporation is not very active at DOE at this time, although we have a history of working there.

So, combined, it presents a great opportunity to grow that position. And certainly, on the DOD side, both companies have strong positions in that market and we’re looking for ways that we can grow that.

It’s — both companies are well respected and have a long heritage of working for the DOD and the DOE and so it’s — and also Homeland Security, a more recent department. So, we think there are great opportunities there moving forward.

I’ll let Steve respond to the Sellafield issue.

Steve Hanks:  All right. On Sellafield, we — as you know, there are two major programs that we are pursuing right at the moment.

One of them is the Drigg facility, which is s low-level waste repository that we are pursuing in partnership with others that could announced.

The winner actually could be announced fairly soon. And we remain very optimistic about our chances. And that’s one of the programs in Sellafield.

The big one is, of course, the M&O contract at Sellafield, where the UK government spends between $2 billion and $2.5 billion a year just managing that operation. And this opportunity is, of course, the opportunity to take it over.

It is a huge international competition, probably one of the biggest that we have ever participated in. And there are four very strong teams going after that program.

But what URS adds to our ability to win that contract are very good, very strong, technical human resources that can add substantial strength to our team.

And so, Martin and I, sometime this summer, will be visiting with the nuclear decommissioning authority.

And the message that we will have for them is that this transaction will actually enhance the skill sets of the team that we have put together to win that program.

Martin Koffel:  Let me make two additional comments in expansion of your questions.

Firstly on — back to DOD, one very obvious opportunity is BRAC, the base realignment program, particularly that part which affects — which is driven by the military transformation funding.

The remediation and return of the bases to civilian use is probably a bit deferred by the war and the need for the reconfiguration of military infrastructure. URS has very large BRAC programs. They are on a task order basis.

Many of them require substantial construction activity. They’re not — they don’t have too much of a risk exposure to them, but URS is a bit limited in its technical capability in responding to some of these task orders.

However, we’re very highly regarded by DOD. And we’re very excited about what we can offer. And we think, when we hear from our DOD client, they will be, too.

If I can then make an expansion of the question about DOE, Washington Group has a very prominent franchise today, but going back time, but still within the memory of people of DOE, EG&G is very well known.

In fact, the origins of DOE are — of EG&G — are in the Manhattan project. Randy Wotring, President of the EG&G Division will just make a few comments about the earlier franchise there.

Randy Wotring:  Thank you, Martin. As Martin mentioned, we do have origins in DOE and what that brings to us is a very similar operating culture across our Federal businesses. So, we believe, culturally, our organizations will work very well together.

The Washington Group adds very complementary skills and we believe that we’ll be able to add value to our customers in both the Department of Energy and the Department of Defense as we move forward.

Andy Kaplowitz:  Okay. Great. And just one thought. Martin, if you could talk a little bit about your international strategy for the combined Company, I mean, Washington Group is more U.S. than international.

Obviously, it’s got international exposure. But sort of where do you go from here in the big divisions that you will have?

Martin Koffel:  Well, both companies have about 10% of their revenue internationally, probably not including federal work executed overseas.

I mean, the interesting thing is we talk about our multi-national clients, but our biggest multi-national client or one of our biggest multi-national clients is the Department of Defense. But we used to say we had a modest international business.

On a combined basis pro forma, I think it’s around $750 million or $800 million. That’s significant business in its own right.

We’ll expand the international business following the dual strategy the URS has executed in the past and that is we will pursue certain projects which take us into particular countries. You pursue the projects out of client relationships.

So, you have a multinational relationship with a Shell or a BP or GE or one of the fine multinational companies, many of whom, by the way, are multinational headquartered in foreign countries. We work for French multinationals.

We work for Australian multinationals, German and English multi-nationals. We’ll pursue those and so we’ll then be executing in countries of their choice.

In parallel with that, we’ll have a project-driven international strategy such as the nuclear remediation program in the UK that Steve just discussed.

And then we’ll have a — also a country-specific strategy.

URS, over the past years, has built independent self-renewing businesses that create their own work and their own backlog in selected countries, specifically what we call the industrialized UE — pursuing the large companies that have environmental issues and manufacturing issues and so on.

And then, in other targeted countries such as Australia, where we’re a large environmental firm, not so much in South America.

Obviously strong in Canada and Mexico, although we’ve never really regarded it — because of NAFTA.

We really see that as sort of a NAFTA market. So, just to summarize that, specific countries on a project basis and then targeted countries where we try to build a permanent franchise with a continuing P&L.

Andy Kaplowitz:  Okay. Thank you very much.

Operator:  And Steven Fisher with UBS will have our next question.

Steven Fisher:  Good morning. On the revenue opportunities, you’ve mentioned a number of areas that your current position would be enhanced.

But asked a bit differently, are there projects that the individual companies themselves couldn’t have bid on that you now can?

Steve Hanks:  Well, Steve, the way — this is Steve Hanks. The way I would probably answer that question would be there — we can respond more competitively on the projects that we see on an international basis around the world.

The — we’re — both companies are usually able to stand up to most of the major projects that are awarded around the world.

But what we’ll be able to do, I think, is, by combining our resources, is be a more competitive player in those large projects. And particularly, I would note, oil and gas.

Because the resources of the two companies really double our — double the size of Washington Group’s footprint in the oil and gas industry.

And so, we’ll be able to pursue larger programs there and frankly, do so with many more resources.

Steven Fisher:  Okay. Great. And then, Martin, you mentioned an aggressive deleveraging program. Would that be likely to include further equity offerings as you’ve done in the past?

Tom Hicks:  Hi, it’s Tom Hicks. In the past, that had to be part of our calculation, given the size of the Company and the amount of leverage we had.

Today, given the — what we consider to be a very reasonable level of leverage we had. Today, given the — what we consider to be a very reasonable level of leverage, we don’t foresee any equity offering necessity going forward.

Steven Fisher:  Okay. Great. Thank you.

Martin Koffel:  I think we have — perhaps we’ll take two more questions. As you can imagine, we have other appointments throughout the day in the New York area.

Obviously, there will be other people on the line who would like to speak to us and we’ll be available for individual phone calls and individual meetings on request. In fact, we look forward to that.

So, operator, I think we have time for two more questions and then we have to move onto another location.

Operator:  Thank you. And next, we’ll hear from Chris Gutek of Morgan Stanley.

Chris Gutek:  Thanks. Good morning. Just a couple quick follow-ups on the integration plan. First, Tom, could you give a quantified breakdown to the $50 million to $55 million in some of the major cost components where you expect to achieve those savings?

Secondly, can you talk about the timeframes of both start and complete — some of those major integration activities?

And then, finally, could you elaborate a bit more on retention programs you might have for both key corporate as well as field staff?

Tom Hicks:  Chris, let me just say I think I spent some time of that — on the general number — the $50 million to $55 million and gave you the laundry list of areas we’re going to be looking at to achieve those savings.

Now, obviously, the two companies have sat down and looked at that in a very general sense. It’s — I think it’s premature to share specific targeted amounts for any particular area.

Part of what we’re doing here is the two companies together are going to sit down and look at what we should do to manage and the administrative and management functions that are necessary for this combined entity.

It’s a unique new company and we have to take some time to do that thoughtfully.

But we have gone through all the major areas of indirect expense and identified — just taken estimates at this point. But it’s early to give you really hard targeted numbers.

As far as the timing goes, our history has been to move on this kind of thing aggressively. We think that’s the best for the companies. It’s the best for our clients and our employees.

So, we’ll move out very aggressively, soon after the closing the transaction to take the steps necessary to achieve those savings.

We think we’ll begin to see those — we will see those savings in 2008 and onward and we’ll continue as we have at URS in the past.

We’ll continue to attack our cost structure all the time and continually try to make it as efficient as possible going forward.

Martin Koffel:  Chris, on the retention issue, both companies, at this point, enjoy very favorable retention rates, particularly given the demand for talent. In the — both of us are in the human capital business.

We’ve had considerable discussions about retention and keeping the talented people and an enormous group of talent in new areas is coming into the group through the acquisition.

So, it’s obviously a critical mission to us. I’m sure you’ll understand that we’ve done a lot of planning about retention, but I’m sure you’d be equally sensitive to the fact that is — well, that our actually plans are competitively sensitive.

Chris Gutek:  Sure enough. Thanks.

Tom Hicks:  Thank you.

Operator:  And our —

Martin Koffel:  I think we have one more question, operator.

Operator:  Thank you. Our final question will come from [Charles Bingberg] with Columbia.

Charles Bingberg:  Can you hear me?

Tom Hicks:  Yes, we hear you fine.

Charles Bingberg:  Great. I appreciate your taking the call. The questions have focused on your rationale and those of us who have watched you work through your past executions have very little question there.

I guess the issue I’d focus on would be whatever light you can shed on Washington Group’s rationale here.

Do you see they’re selling out small premiums, relatively substantial discount to their more direct competitors in the space to give up control and take a 30% share in the company going forward.

Could you help us understand that a little better.

Martin Koffel:  Mr. Hanks will speak to that.

Steve Hanks:  Sure. I’m actually happy to. First of all, we think that the price that has been offered by URS represents a full and fair price.

The transaction has been unanimously approved by our board of directors. And just to put this in perspective for you, the Washington Group shares, as of last Friday, were up 18% on this year.

So, from January 1 to May 25th, it was up 18%. At the $80.00, we’re up about 35% since the beginning of the year.

So, it’s a substantial increase in our share price. We believe very strongly that this represents a significant value creation opportunity for our shareholders. Let’s just break it down into its component parts.

First of all, our shareholders are able to take what they call take some of the cash off the table. I’m sure you’ve heard that many, many times.

They’re going to get $43.80 in cash. Secondly, they — as you indicated, they will indeed own 31% of the combined entity.

And the combined enterprise will grow faster and more profitably than either one of us could, standing alone.

The 31% interest that our shareholders will take in the combined enterprise, they will hold on a tax-deferred basis.

We’ve had a number of our shareholders encourage us to leverage up our balance sheet.

We have looked at that on a standalone basis as Washington Group and I don’t know whether you know much about our history, but leveraging up our balance sheet would have been troublesome because we went through a restructuring in 2001.

This is an opportunity for us to do that and have the more consistent earnings stream, the more consistent cash flow that comes from the URS side of this business that will give our shareholders an enhanced return on invested capital.

So, we view this as a unique opportunity in the marketplace because these are two very strong companies, each targeting — had been targeting sort of different aspects of the market.

But as they come together, we can do more together than either of us could have done in the past as standalone enterprises.

And our shareholders will have nearly a third of that value creation going forward. So, we’re very strongly in favor of this transaction.

Charles Bingberg:  It’s a unique opportunity. Thank you.

Martin Koffel:  I’m sorry that we’ll have to cut the call off so the management team can move onto other venues. We realize other people might wish to speak to us.

I’d point out the obvious, which is we are still independent public companies at this point and both management teams respectively would welcome contacts from you.

And we’ll be pleased to speak to you on the telephone or meet with you in person as the circumstances allow.

And then, finally, as things progress, we look forward to reporting on the progress of the acquisition and then ultimately the integration. And finally, we’re obviously very excited about it.

The people sitting around this table really are — have smiles on their face and we think this is going to be just great for our respective stockholders.

We’re going to build together a very fine company indeed and I’m excited about the prospect of reporting to you on future calls. Thank you and good day to you.

Steve Hanks:  Thank you all very much.

Operator:  Thank you. That will conclude today’s call. We thank you for your participation.

D I S C L A I M E R

THE INFORMATION CONTAINED IN THIS TRANSCRIPT IS A TEXTUAL REPRESENTATION OF A CONFERENCE CALL AND WHILE EFFORTS ARE MADE TO PROVIDE AN ACCURATE TRANSCRIPTION, THERE MAY BE ERRORS, OMISSIONS, OR INACCURACIES IN THE REPORTING OF THE SUBSTANCE OF THE CONFERENCE CALL. USERS ARE ADVISED TO REVIEW THE COMPANY’S CONFERENCE CALL ITSELF AND THE COMPANY’S SEC FILINGS BEFORE MAKING ANY INVESTMENT OR OTHER DECISIONS.

URS

Investor Conference Call

May 29, 2007

Washington Group International

Integrated Engineering, Construction, and Management Solutions

Investor Conference Call May 29, 2007

Forward Looking Statement Statements contained in this press release that are not historical facts may constitute forward-looking statements, including statements relating to timing of and satisfaction of conditions to the merger, whether any of the anticipated benefits of the merger will be realized, including future revenues, future net income, future cash flows, future competitive positioning and business synergies, future acquisition cost savings, future expectations that the merger will be accretive to GAAP and cash earnings per share, future market demand, future benefits to stockholders, future debt payments and future economic and industry conditions. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “expect,” “plan,” “may,” “will,” “could,” “should,” “believe,” “predict,” “potential,” “continue” and similar expressions are also intended to identify forward-looking statements. The companies believe that their expectations are reasonable and are based on reasonable assumptions. However, such forward-looking statements by their nature involve risks and uncertainties that could cause actual results to differ materially from the results predicted or implied by the forward-looking statement. The potential risks and uncertainties include, but are not limited to: potential difficulties that may be encountered in integrating the merged businesses; potential uncertainties regarding market acceptance of the combined company; uncertainties as to the timing of the merger, approval of the transaction by the stockholders of the companies and the satisfaction of other closing conditions to the transaction, including the receipt of regulatory approvals; competitive responses to the merger; an economic downturn; changes in the each company’s book of business; each company’s compliance with government contract procurement regulations; each company’s ability to procure government contracts; each company’s reliance on government appropriations; the ability of the government to unilaterally terminate either company’s contracts; each company’s ability to make accurate estimates and control costs; each company’s ability to win or renew contracts; each company’s and its partners’ ability to bid on, win, perform and renew contracts and projects; environmental issues and liabilities; liabilities for pending and future litigation; the impact of changes in laws and regulations; a decline in defense spending; industry competition; each company’s ability to attract and retain key individuals; employee, agent or partner misconduct; risks associated with changes in equity-based compensation requirements; each company’s leveraged position and ability to service its debt; risks associated with international operations; business activities in high security risk countries; third party software risks; terrorist and natural disaster risks; each company’s relationships with its labor unions; each company’s ability to protect its intellectual property rights; anti-takeover risks and other factors discussed more fully in URS' Form 10-Q for its quarter ended March 30, 2007, Washington Group’s Form 10-Q for its quarter ended March 30, 2007, as well as in the Joint Proxy Statement/Prospectus of URS and Washington Group to be filed, and other reports subsequently filed from time to time, with the Securities and Exchange Commission. These forward-looking statements represent only URS’ and Washington Group’s current intentions, beliefs or expectations, and any forward-looking statement speaks only as of the date on which it was made. Neither URS nor Washington Group assumes any obligation to update any forward-looking statements.

Additional Information and Where to Find It In connection with the proposed transaction, URS and Washington Group will be filing documents with the Securities and Exchange Commission (the “SEC”), including the filing by URS of a registration statement on Form S-4, and URS and Washington Group intend to file a related preliminary and definitive joint proxy statement/prospectus. Investors and security holders are urged to read the registration statement on Form S-4 and the related preliminary and definitive joint proxy/prospectus when they become available because they will contain important information about the proposed transaction. Investors and security holders may obtain free copies of these documents (when they are available) and other documents filed with the SEC at the SEC’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by URS by contacting URS Investor Relations at 877-877-8970. Investors and security holders may obtain free copies of the documents filed with the SEC by Washington Group by contacting Washington Group Investor Relations at 866-964-4636. In addition, you may also find information about the merger transaction at www.urs-wng.com. URS, Washington Group and their directors and executive officers may be deemed participants in the solicitation of proxies from the stockholders of URS and Washington Group in connection with the proposed transaction. Information regarding the special interests of these directors and executive officers in the proposed transaction will be included in the joint proxy statement/prospectus of URS and Washington Group described above. Additional information regarding the directors and executive officers of URS is also included in URS’ proxy statement for its 2007 Annual Meeting of Stockholders, which was filed with the SEC on April 18, 2007. Additional information regarding the directors and executive officers of Washington Group is also included in Washington Group’s proxy statement for its 2007 Annual Meeting of Stockholders, which was filed with the SEC on April 17, 2007, as amended. These documents are available free of charge at the SEC's web site at www.sec.gov and from Investor Relations at URS and Washington Group as described above.

Transaction Rationale Leadership Positions in Key Growth Markets Infrastructure and Power DoE and DoD Industry Leading Global Scale Combined revenues of $8.6Bn and 54,500 employees, projects in over 50 countries Broader Service Capabilities From Front-End Engineering to O&M Larger and more complex full-service program management Strong Financial Position Industry leading revenue and EBITDA Strong backlog and cash flows Creating a Well Diversified “Single-Source” Engineering, Construction and Management Services Company

Transaction Overview

Per Share Consideration	• $43.80 in cash and 0.772 share of URS stock • Valued at $80.00 per Washington Group share based on URS closing price on 5/25/07 of $46.89 • Implied consideration mix of 55% cash / 45% stock • Post transaction, Washington Group stockholders will own approximately 31% of URS
Transaction Value	• $2.6Bn Equity Value
Financing	• Fully committed financing for cash portion of consideration
Tax Consideration	• Stock portion of merger consideration intended to be tax-free to Washington Group stockholders
Approval Process	• URS and Washington Group stockholder approvals • Regulatory and government approvals
Expected Closing	• 2H 2007, subject to customary conditions

URS

5

Washington Group International

Transaction Overview 2H 2007, subject to customary conditions Expected Closing URS and Washington Group stockholder approvals Regulatory and government approvals Approval Process Stock portion of merger consideration intended to be tax-free to Washington Group stockholders Tax Consideration Fully committed financing for cash portion of consideration Financing $2.6Bn Equity Value Transaction Value $43.80 in cash and 0.772 share of URS stock Valued at $80.00 per Washington Group share based on URS closing price on 5/25/07 of $46.89 Implied consideration mix of 55% cash / 45% stock Post transaction, Washington Group stockholders will own approximately 31% of URS Per Share Consideration

Who is URS?

THE CONSTRUCTION WEEKLY
ENR
Engineering News-Record
URS
Ranked Industry's #1 Design Firm
For the Seventh Consecutive Year
The Top 500 Design Firms
Firms are using acquisitions and technology to keep pace with torrid, changing markets

The Top 500 Design Firms

RANK 2007	RANK 2006	FIRM
1	1	URS, San Francisco, Calif.†
2	3	JACOBS, Pasadena, Calif.
3	2	AECOM TECHNOLOGY CORP., Los Angeles, Calif.†
4	4	FLUOR CORP., Irving, Texas†

URS

6

Washington Group International

Who is URS? #1 engineering & design services firm in U.S. and worldwide 2 operating divisions: URS and EG&G Top-Tier Federal contractor Successful track record of integrating acquisitions 2006 Revenue: $4.2Bn 2006 EBITDA: $257MM 2006 Net Income: $113MM 29,500 employees in more than 20 countries

URS' Successful Execution of Growth Strategy

URS has Demonstrated its Ability to Successfully Integrate Acquisitions

Washington Group International
$8.6(1)
$3.9
$4.6
(Revenues, $Bn)
$9.0
$8.0
$7.0
$6.0
$5.0
$4.0
$3.0
$2.0
$1.0
$0.0
Dames & Moore Group
PM/CM, Transit, Private Sector
Woodward-Clyde
Commercial / Industrial
International Expansion
EG&G
Federal O&M
Greiner
Transportation
Infrastructure/ Public Sector
$0.1
$0.3
$0.4
$0.8
$1.4
$2.2
$2.3
$2.4
$3.2
$3.4
$3.9
$4.2
1990
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007

(2) Ranking by ENR Magazine.

URS
7
Washington Group International

URS has Demonstrated its Ability to Successfully Integrate Acquisitions Based on combined 2007 revenues as if the transaction closed on 1/1/07; $3.9Bn and $4.65Bn of revenues for Washington Group International and URS, respectively, based on the most recent guidance (middle of the range for Washington Group International). Ranking by ENR Magazine. (Revenues, $Bn) Commercial / Industrial $8.6(1) URS Market Position(2) #17 #7 #6 #2 #1 #1 #1 #1 #1 #1 #1 NA URS’ Successful Execution of Growth Strategy Infrastructure/ Public Sector Transportation International Expansion PM/CM, Transit, Private Sector Federal O&M $0.1 $0.3 $0.4 $0.8 $1.4 $2.2 $2.3 $2.4 $3.2 $3.4 $3.9 $4.2 $4.6 $3.9 $0.0 $1.0 $2.0 $3.0 $4.0 $5.0 $6.0 $7.0 $8.0 $9.0 1990 1996 1997 1998 1999 2000 2001 2002 2003 2004 2005 2006 2007

Who is Washington Group International? Integrated engineering, construction and management services company Well positioned in key growth markets Power (Fossil and Nuclear) Infrastructure #1 DOE environmental management firm Strong Positions in Defense, Industrial/Process, and Mining 2006 Revenue: $3.4Bn 2006 EBITDA: $168MM 2006 Net Income: $81MM 25,000 employees in 30 countries

Washington Group Business Segments

Diversified Portfolio with Global Reach

Government Services

Power
06 Sales: $791MM
06 Backlog: $1,262MM

- Customer base includes nuclear and fossil fuel power

Defense
06 Sales: $576MM
06 Backlog: $954MM

Infrastructure
06 Sales: $578MM
06 Backlog: $800MM

- Customer base includes highways, bridges, rail and transit

- Customer base includes industrial facilities, oil & gas, and aerospace

Mining
06 Sales: $167MM
06 Backlog: $733MM

URS

9

Washington Group International

Washington Group Business Segments Power 06 Sales: $791MM 06 Backlog: $1,262MM Defense 06 Sales: $576MM 06 Backlog: $954MM Energy & Environment 06 Sales: $774MM 06 Backlog: $629MM Diversified Portfolio with Global Reach Government Services Customer base includes nuclear and fossil fuel power Provides the DoD with chemical demilitarization, international threat reduction, O&M, waste handling and storage, and EPS services Primarily to DoE; Services include nuclear, power, and waste and environmental technologies Customer base includes coal, oil sands, industrial minerals and metal Customer base includes industrial facilities, oil & gas, and aerospace Customer base includes highways, bridges, rail and transit Infrastructure 06 Sales: $578MM 06 Backlog: $800MM Mining 06 Sales: $167MM 06 Backlog: $733MM Industrial / Process 06 Sales: $511MM 06 Backlog: $1,228MM

Washington Group International's Fast Growing Global Markets

E&E
Power
Mining
I/P
Infrastructure
Defense
$100 Billion*
New Commercial Nuclear Power
$2 Trillion*
Oil & Gas Development
$3.6 Trillion*
Water Resources
$60 Billion*
Oil Sands Development
$30 Billion*
U.K. Nuclear Cleanup
$160 Billion*
New Mining Projects
$1.6 Trillion*
Global Homeland Security & Threat Reduction
Technical Consulting
Project Development
Engineering & Design
Project Management
Construction
Facility Start-up
Operations & Maintenance
Shut-down & Decommission

* Estimated market sizes over the next decade

URS
10
Washington Group International

Washington Group International’s Fast Growing Global Markets Technical Consulting Engineering & Design Construction Facility Start-up Operations & Maintenance Shut-down & Decommission Project Development Project Management $60 Billion* Oil Sands Development $2 Trillion* Oil & Gas Development $3.6 Trillion* Water Resources $1.6 Trillion* Global Homeland Security & Threat Reduction $160 Billion* New Mining Projects $100 Billion* New Commercial Nuclear Power $30 Billion* U.K. Nuclear Cleanup * Estimated market sizes over the next decade E&E Power Mining I/P Infrastructure Defense

NewCo Summary 4th largest public E&C company #1 Engineering Design Services firm #1 DOE environmental management firm Tier 1 Federal contractor Leader in safety 54,500 employees Projects in over 50 countries 2007 combined revenues of $8.6B

Industry Leading Scale

Publicly Traded Companies

2006 Revenue

$Bn
$16
$14
$12
$10
$8
$6
$4
$2
$0
KBR
URS
AECOM
Foster Wheeler
Tetra Tech
#4
#6
#9

2006 EBITDA

$MM
$600
$500
$400
$300
$200
$100
$0
Foster Wheeler
KBR
Chicago Bridge
AECOM
Tetra Tech
#2
#6
#8

12

URS

Washington Group International

Industry Leading Scale Publicly Traded Companies 2006 Revenue $Bn 2006 EBITDA $MM #4 #6 #9 #2 #6 #8 (1) Based on combined Wall Street reported EBITDA in 2006. Excludes benefits from transaction $0 $100 $200 $300 $400 $500 $600 Fluor NewCo Jacobs Foster Wheeler KBR URS Chicago Bridge WNG AECOM Shaw Tetra Tech $0 $2 $4 $6 $8 $10 $12 $14 $16 Fluor KBR Jacobs NewCo Shaw URS AECOM Foster Wheeler WNG Chicago Bridge Tetra Tech

Expanded Capabilities In High-Growth Markets Total Delivery From Front-End Engineering to Operations and Maintenance Capitalize on increased market demand for a single source supplier Higher Growth Potential Infrastructure and transportation Power DoD/DoE Oil & Gas

Capital Structure Estimated debt at closing: $1.5Bn Consideration includes 45% equity to optimize capital structure Estimated Debt/Total Cap of 37% at Closing Estimated Debt/EBITDA of 3.2x is very manageable and lower than in past transactions Committed to deleveraging and maintaining a strong balance sheet Significant combined free cash flow generation URS has demonstrated its ability to de-lever post acquisitions (from nearly $1Bn in 2002 to $0.2Bn in 2006) Sufficient capacity for Letters of Credit and bonding needs

Integration Strategy and Synergies Integration Plan Jointly developed, rapid integration plan New division of URS based in Boise, ID Emphasis on continuity with customers Best practices to be taken from both companies Cost synergies of $50MM-55MM in 2008

Financial Benefits Cash EPS Accretive in 2008 and beyond GAAP EPS neutral to accretive in 2008 and accretive in 2009 and beyond Does not include impact of potential revenue synergies Combined Backlog > $11Bn Industry Leading EBITDA Strong Cash Flows

Transaction Rationale Creating a Well Diversified “Single-Source” Engineering, Construction and Management Services Company Strong Position in Key Growth Markets Industry Leading Global Scale Broader Service Capabilities Strong Financial Position

EBITDA Reconciliation (1) Interest expense includes write-off of deferred financing fees of $5.1MM for Washington Group In addition to the financial measures prepared in accordance with GAAP, we use the non-GAAP financial measure "EBITDA."  EBITDA is defined as net earnings (loss) before interest, taxes, depreciation and amortization expense.  EBITDA is not a measure of operating performance under GAAP.  We believe that the use of this non-GAAP measure helps investors to gain a better understanding of our core operating results and future prospects, consistent with how management measures and forecasts our performance, especially when comparing such results to previous periods or forecasts.  When analyzing our operating performance, investors should not consider this non-GAAP measure as a substitute for net income prepared in accordance with GAAP. 2006 EBITDA Reconciliation Washington ($MM) URS Group Combined Net Income 113.0 80.8 Taxes 84.8 30.6 Interest Expense (1) 19.7 11.3 Depreciation and Amortization 39.8 45.0 EBITDA 257.3 167.7 425.0

Additional Information and Where to Find It

In connection with the proposed transaction, URS and Washington Group will be filing documents with the Securities and Exchange Commission (the “SEC”), including the filing by URS of a registration statement on Form S-4, and URS and Washington Group intend to file a related preliminary and definitive joint proxy statement/prospectus. Investors and security holders are urged to read the registration statement on Form S-4 and the related preliminary and definitive joint proxy/prospectus when they become available because they will contain important information about the proposed transaction. Investors and security holders may obtain free copies of these documents (when they are available) and other documents filed with the SEC at the SEC’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by URS by contacting URS Investor Relations at 877-877-8970. Investors and security holders may obtain free copies of the documents filed with the SEC by Washington Group by contacting Washington Group Investor Relations at 866-964-4636. In addition, you may also find information about the merger transaction at www.urs-wng.com.

URS, Washington Group and their directors and executive officers may be deemed participants in the solicitation of proxies from the stockholders of URS and Washington Group in connection with the proposed transaction. Information regarding the special interests of these directors and executive officers in the proposed transaction will be included in the joint proxy statement/prospectus of URS and Washington Group described above. Additional information regarding the directors and executive officers of URS is also included in URS’ proxy statement for its 2007 Annual Meeting of Stockholders, which was filed with the SEC on April 18, 2007. Additional information regarding the directors and executive officers of Washington Group is also included in Washington Group’s proxy statement for its 2007 Annual Meeting of Stockholders, which was filed with the SEC on April 17, 2007, as amended. These documents are available free of charge at the SEC’s web site at www.sec.gov and from Investor Relations at URS and Washington Group as described above.